UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

TRANSATLANTIC PETROLEUM LTD.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


G89982113
(CUSIP Number)


December 31, 2015
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(c).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.  Name of Reporting Persons: West Family Investments, Inc.

    I.R.S. Identification No. of Above Persons (entities only):	45-1291185

2.  Check Appropriate Box if a Member of a Group:  (a)  __  (b)  __

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  Sole Voting Power: -0-

6.  Shared Voting Power: 2,230,645

7.  Sole Dispositive Power: -0-

8.  Shared Dispositive Power: 2,230,645

9.  Aggregate Amount Owned by Each Reporting Person: 2,230,645

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11. Percent of Class Represented by Amount in Row (9): 5.2%

12. Type of Reporting Person: CO



1.  Name of Reporting Persons: Gary West

    I.R.S. Identification No. of Above Persons (entities only): Not applicable

2.  Check Appropriate Box if a Member of a Group:  (a)  __  (b)  __

3.  SEC Use Only

4.  Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  Sole Voting Power: -0-

6.  Shared Voting Power: 2,230,645

7.  Sole Dispositive Power: -0-

8.  Shared Dispositive Power: 2,230,645

9.  Aggregate Amount Owned by Each Reporting Person: 2,230,645

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11. Percent of Class Represented by Amount in Row (9): 5.2%

12. Type of Reporting Person: IN



1.  Name of Reporting Persons: Mary West

    I.R.S. Identification No. of Above Persons (entities only):  Not applicable

2.  Check Appropriate Box if a Member of a Group:  (a)  __  (b)  __

3.  SEC Use Only

4.  Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  Sole Voting Power: -0-

6.  Shared Voting Power: 2,230,645

7.  Sole Dispositive Power: -0-

8.  Shared Dispositive Power: 2,230,645

9.  Aggregate Amount Owned by Each Reporting Person: 2,230,645

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11. Percent of Class Represented by Amount in Row (9): 5.2%

12. Type of Reporting Person: IN



Item 1.

(a) Name of Issuer: TransAtlantic Petroleum Ltd. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

16803 Dallas Parkway
Addison, Texas

Item 2(a).  Name of Person Filing:

This statement is filed jointly on behalf of West Family Investments, Inc. (the "Adviser"), Gary West and Mary West (collectively, the "Reporting Persons") with respect to shares of common stock of the Issuer beneficially owned by them (the "Shares").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o West Family Investments, Inc.
1603 Orrington Avenue, Suite 810
Evanston, Illinois 60201

Item 2(c).  Citizenship:

The Adviser is a corporation organized under the laws of the State of Delaware. The citizenship of each of Gary West and Mary West is the United States of America.

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

G89982113

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.  The Adviser:

(a) Amount beneficially owned:  2,230,645*
(b) Percent of class:  5.2%**
(c) Number of shares as to which the Adviser has:
    (i)   Sole power to vote or to direct the vote:  0
    (ii)  Shared power to vote or to direct the vote:  2,230,645*
    (iii) Sole power to dispose or to direct the disposition of:  0
    (iv)  Shared power to dispose or to direct the disposition of:  2,230,645*

*The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom own more than 5% of the class of the Issuer's securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 5.2% of the Issuer's shares outstanding).

The Shares represent 686,528 shares of common stock of the Issuer beneficially owned by the Reporting Persons, plus 1,544,117 shares of common stock of the issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of 13.0% Convertible Promissory Notes of the Issuer (the "Notes").

**Based on 41,011,990 shares of common stock of the Issuer outstanding as of September 30, 2015, as reported in the Issuer's most recent Form 10-Q filed with the SEC on November 5, 2015, increased by 1,544,117 shares of common stock that the Reporting Persons have the right to acquire by way of conversion of the Notes, totaling 42,556,107. This percentage is calculated in accordance with Rule 13d-1(j) and Rule 13d-3.

B.  Gary West:

(a) Amount beneficially owned:  2,230,645***
(b) Percent of class:  5.2%**
(c) Number of shares as to which the Adviser has:
    (i)   Sole power to vote or to direct the vote:  0
    (ii)  Shared power to vote or to direct the vote:  2,230,645***
    (iii) Sole power to dispose or to direct the disposition of:  0
    (iv)  Shared power to dispose or to direct the disposition of: 2,230,645***

***Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 5.2% of the Issuer's shares outstanding).

The Shares represent 686,528 shares of common stock of the Issuer beneficially owned by the Reporting Persons, plus 1,544,117 shares of common stock of the issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of the Notes.

C.  Mary West:

(a) Amount beneficially owned:  2,230,645****
(b) Percent of class:  5.2%**
(c) Number of shares as to which the Adviser has:
   (i)   Sole power to vote or to direct the vote:  0
   (ii)  Shared power to vote or to direct the vote:  2,230,645****
   (iii) Sole power to dispose or to direct the disposition of:  0
   (iv)  Shared power to dispose or to direct the disposition of: 2,230,645****

****Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 5.2% of the Issuer's shares outstanding).

The Shares represent 686,528 shares of common stock of the Issuer beneficially owned by the Reporting Persons, plus 1,544,117 shares of common stock of the issuer that the Reporting Persons have the right to acquire within 60 days by way of conversion of the Notes.

The Reporting Persons disclaim beneficial ownership of any of the Shares held by the direct owners thereof, and this statement shall not be deemed to be an admission that the Reporting Persons are the beneficial owners of the Shares for purposes of Section 13(d) or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

The Shares are owned by various entities, trusts, funds and accounts (the "Owners") managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners hold more than 5% of the outstanding shares of the Issuer as of December 31, 2015.

To the knowledge of the Reporting Persons, no persons other than the Owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2015.

West Family Investments, Inc.


By: /s/ Randy Rochman

Name: Randy Rochman

Title: 	CEO


/s/ Gary West

/s/ Mary West




Exhibit I to Schedule 13G - Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated December 31, 2015 in connection with their beneficial ownership of shares of TransAtlantic Petroleum Ltd. common stock. Each of Gary West and Mary West authorize West Family Investments, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

West Family Investments, Inc.

By: /s/ Randy Rochman

Name: Randy Rochman

Title: 	CEO


/s/ Gary West

/s/ Mary West